April 2, 2026

S. Alan Liu
President and Chief Executive Officer
XPLR Infrastructure, LP
700 Universe Boulevard
Juno Beach, FL 33408

       Re: XPLR Infrastructure, LP
           Registration Statement on Form S-3
           Filed March 27, 2026
           File No. 333-294702
Dear S. Alan Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Thomas P. Giblin Jr.